November 27, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:              H. Christopher Owings

                                Assistant Director

Re: DG FastChannel, Inc.
Registration Statement on Form S-3 filed October 16, 2007
File No. 333-146728
Form 10-K filed April 2, 2007
Amendment No. 1 to Form 10-K filed April 27, 2007
Form 10-Q/A for the fiscal quarter ended June 30, 2007 filed
November 14, 2007
Form 10-Q for the fiscal quarter ended September 30, 2007 filed
November 14, 2007
Form 8-K/A filed October 2, 2007
File No. 0-27644

Ladies and Gentlemen:

On behalf of DG FastChannel, Inc. (the “Company” or “DG FastChannel”), we enclose for filing under the Securities Act of 1933, as amended, the Registration Statement on Form S-3 (“Registration Statement”) and certain of the other filings incorporated by reference in the Registration Statement that are referred to herein, amended to reflect responses to the Staff’s comments contained in the Staff’s letter dated November 15, 2007.  In accordance with the Staff’s request, we have numbered DG FastChannel’s responses to correspond with the numbers assigned to the comments contained in the Staff’s letter.  Capitalized terms used herein without definition shall have the meanings ascribed to them in the Registration Statement, copies of which are enclosed herewith.

          Form S-3

1.             We note that you filed Form 8-K on June 1, 2006 reporting the acquisition of FastChannel Network Inc. under Item 1.01. Please file an amendment to report the acquisition under Item 2.01 and incorporate by reference the financial statements and pro forma financial information included in Form S-4/A filed May 3, 2006 under Item 9.01. Also, we note that you filed Form S-3 on 10/12/06 and Form S-3/A on 12/4/06 that included pro forma financial information for the six months ended June 30, 2006 and nine months ended September 30, 2006. Please tell us whether you filed pro forma financial information for the three months ended March 31, 2006. If so, incorporate by reference the pro forma information for the three months ended March 31, 2006 in the amended Form 8-K under

Item 9.01. Otherwise, please file the pro forma information for the three months ended March 31, 2006 in the amended Form 8-K as required by Item 9.01 of Form 8-K.

The Company’s Form 8-K filed on June 1, 2006 has been amended to report the acquisition of FastChannel Network, Inc. (“FastChannel”) under Item 2.01. The referenced Form 8-K has been amended to include the requested financial statements and proforma information related to FastChannel.

2.             We note the incorporation by reference of your current report on Form 8-K filed June 8, 2007 reporting the acquisition of Pathfire, Inc. under Item 1.01 and the financial statements and pro forma financial information filed under Item 9.01. Please file an amendment to report the acquisition under Item 2.01. In the amendment please revise the unaudited financial statements of Pathfire, Inc. to comply with Article 10 of Regulation S-X and the pro forma financial information to comply with the requirements of Article 11 of Regulation S-X. For example:

With respect to the unaudited financial statements of Pathfire, Inc.:

•                  Include a statement that the unaudited financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented;

•                  Include a statement that all adjustments are of a normal recurring nature or disclose in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments; and

•                  Disclose changes in accounting principles, such as the adoption of FIN 48, and other items required by Rule 10-01(a)(5) of Regulation S-X.

With respect to the pro forma financial information:

•                  Include an introductory paragraph which sets forth a description of the transaction, the entities involved and the periods for which the pro forma information is presented;

•                  Include a footnote showing the calculation of the purchase price; and

•                  Expand the disclosure in the footnotes to clearly explain the assumptions involved in determining each of the pro forma adjustments, to identify the intangible assets likely to be recognized in the allocation of the purchase price, highlight the uncertainties regarding the effects of amortization periods assigned to the assets, and describe the factors that contributed to a purchase price that results in recognition of goodwill.

The Company’s Form 8-K filed on June 8, 2007 has been amended to report the acquisition of Pathfire, Inc. (“Pathfire”) under Item 2.01.  The referenced Form 8-K has been amended to revise the financial statements and proforma information related to Pathfire to comply with Articles 10 and 11 of Regulation S-X, as applicable.

3.             We note the pro forma financial information on pages 23 -25, the unaudited financial statements of Point. 360 in Annex A and the incorporation by reference of your current report on Form 8-K filed August 14, 2007 reporting the acquisition of Point.360 under Item 1.01. We also note the pro forma financial information and financial statements of Point.360 included in Form S-4/A filed July 11,2007. Please file an amendment to your current report on Form 8-K filed August 14, 2007 to report the acquisition under Item 2.01. In the amendment please include the unaudited financial statements and pro forma financial information presently included in the filing and incorporate by reference the financial statements and pro forma financial information included in Form S-4/A filed July 11, 2007 under Item 9.01. In addition, please revise the unaudited financial statements of Point.360 to comply with Article 10 of Regulation S-X and pro forma financial information to comply with the requirements of Article 11of Regulation S-X. Refer to the comment above.

The Company’s Form 8-K filed on August 14, 2007 has been amended to report the acquisition of Point.360 under Item 2.01.  The referenced Form 8-K has been revised to include the requested unaudited financial statements and proforma information, and to revise such financial statements and proforma information to comply with Articles 10 and 11 of Regulation S-X, as applicable.

4.             Please make revisions to your list of incorporated documents to reflect the correct filing dates. For example, your quarterly report on Form 10-Q for the period ended March 31, 2007 was filed on May 11, 2007 and one of your current reports on Form 8-K was filed on April 17, 2007. Please also ensure that any future current and periodic reports filed by you are incorporated, as applicable.

The list of incorporated documents has been revised to reflect the correct filing dates and to include other current and periodic reports that have been subsequently filed.

5.             Please provide the undertakings required by item 512(a)(5) and Item 512(a)(6) of Regulation S-K.

The Undertakings have been amended to include those required by Item 512(a)(5) and Item 512(a)(6) of Regulation S-K.

6.             We note that the legal opinion refers to the “corporate laws of the State of Delaware.” Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the corporate laws of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

Counsel will confirm the requested matters regarding the legal opinion filed as Exhibit 5.1 via seperate correspondence on the EDGAR system.

          Form 10-K for period ended December 31, 2006

7.             Please describe the general development of your business during the past five years including the year in which you were organized, the acquisition or disposition of any material amount of assets other than in the ordinary course of business and any material changes in the mode of conducting the business. In this regard, we note the acquisitions and disposition disclosed in Notes 3 and 4 and the reference to the Broadcast acquisition in Note 5 to your financial statements. Refer to Item 101(a)(1) of Regulation S-K.

The referenced section has been amended to include further detail as requested.

8.             Briefly describe, or cross-reference to a discussion thereof, factors such as accounting changes, business combinations or dispositions of business operations, that materially affect the comparability of the information. Refer to Item 301(b)(2) of Regulation S-K.

The referenced section has been amended to include the requested cross-reference.

9.             Please include an introduction or overview providing a balanced, executive level discussion that identifies the most significant matters with which management is concerned in evaluating your financial condition and results of operations. This discussion should:

•               Include economic or industry-wide factors relevant to your business;

•               Serve to inform readers about how you earn revenues and income and generate cash;

•               Provide insight into material opportunities, challenges and risks such as those presented by known material trends and uncertainties such as your growth through acquisition, your sales cycle and history of losses and the actions you are taking to address those opportunities, challenges and risks; and

•               Identify material demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues and/or income, or result in your liquidity decreasing or increasing in any material way and provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.

Refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 issued December 19, 2003 and available on our website at www.sec.gov. and Item 303 of Regulation S-K.

The referenced section has been amended to include an introduction and overview to Management’s Discussion and Analysis containing the requested disclosure.

10.           Please provide a discussion of all significant transactions that materially affected your financial position, liquidity and reported income for each of the years presented.  For example, we would expect you to disclose significant investments, acquisitions and dispositions, financing transactions such as the repayment of the MDX note, impairment losses and the adoption of SFAS 123(R).

The referenced section has been amended to include a discussion of all significant transactions that materially affected the Company’s financial position, liquidity and reported income for the years presented.

11.           In a separately-captioned section, note whether or not you have off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. See Item 303(a) of Regulation S-K.

The requested section has been included to reference off-balance sheet arrangements.

12.           Please revise your disclosure to describe the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Such disclosure should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. Discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. Refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

The referenced section has been amended to include the requested disclosure of our critical accounting policies.

13.           Please include a discussion of the results from discontinued operations for each of the years presented, including an analysis of income tax expense or benefit allocated to discontinued operations.

The referenced section has been amended to include the requested disclosure of discontinued operations.

14.           Please disclose the impact of changes in non-deductible items and state income taxes in your discussions and analysis of the provision for income taxes to the extent material to a change in the effective tax rate for the years presented.

The referenced section has been amended to include disclosure on non-deductible items and state income taxes.

15.           We note that management identified a material weakness in connection with the preparation of financial statements for the fiscal year ended December 31, 2006. We also note that management concluded that your internal controls were effective for the period ended March 31, 2007. Please provide more detail on how the material weaknesses were remedied and whether you completed all the remediation steps you outline on page 39. Where changes to your internal controls are ongoing, you should indicate when you expect to finish formalizing such policies.

We note in Item 4. “Controls and Procedures” section in the Company’s Form 10-Q filed for the period ending March 31, 2007, that “the Company’s management, including the Company’s chief executive officer and chief financial officer, concluded that the current system of disclosure controls and procedures is effective, except as indicated below.

The Company believes it has completed its remediation of the material weakness related to the financial reporting controls over recording stock-based compensation as of March 31, 2007.

Except where remediation efforts have been completed or are in progress, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.”

Furthermore, we note the Company reported two material weaknesses for the year ended December 31, 2006, regarding (a) recording of stock-based compensation and (b) accounting for business combinations.  Accordingly, management has stated the internal controls were effective, except for the accounting for business combinations.

The Company took the following actions to remediate the material weaknesses identified in connection with closing its books for the year ended December 31, 2006:

a.)           During the period ended March 31, 2007, the Company established a requirement for members of the corporate accounting staff to receive training on business combinations and stock compensation on an ongoing basis.

Two senior level accounting personnel have received formal training related to business combinations.  These seminars were attended in the months of May and September 2007.

b.)           During the period ended March 31, 2007, the Company made the decision to hire at least one senior level controller with significant accounting and financial reporting experience to strengthen the corporate accounting staff.

This person was hired and began employment with the Company in April 2007.

c.)           During the period ended March 31, 2007, the Company revised its internal control over financial reporting for non-routine business combination transactions and stock compensation to require our accounting staff to take prescribed steps for such transactions, including engaging external accounting advisors, establishing work groups, action plans, or monitoring meetings based on the nature of the event, in each case in an effort to ensure that individuals from the appropriate departments are involved, communication is thorough, and action items are addressed.

The Company had at December 31, 2006 and continues to have a relationship with an external accounting advisor.  This advisor was consulted with respect to the business combinations that occurred in the Company’s second quarter and third quarters.  Specifically, the advisor has been and continues to consult with the Company on tax matters relating to business combinations.

d.)      During the period ended March 31, 2007, the Company revised its internal control over financial reporting to require the completion of a detailed business combination checklist to ensure purchase price consideration is complete and adequately recorded and the performance of ongoing reviews of existing acquisition accrual balances and accounting procedures designed to ensure proper accounting for business combination activities.

In July 2007, the Company completed the preparation of its business combination checklist.  The checklist was utilized in connection with the business combinations that occurred in the Company’s second and third quarters.  While the Company routinely reviews accrual balances, including acquisition related accrual balances, the Company has added a step on its quarterly close checklist to specifically address the ongoing review of acquisition related accrual balances.

16.           Please tell us the nature and amount of the audit adjustments referred to in the last paragraph under the “Internal Control over Financial Reporting” heading. Also tell us the effects ofthe adjustments on previously reported quarterly results. If material, please tell us what consideration was given to correcting errors in previously issued quarterly financial statements and/or disclosing the effect and nature of the adjustments in Note 16.

During their audit, KPMG identified two adjustments (a) $41,220 increase to stock compensation expense related to a change in the volatility factor upon adoption of SFAS 123(R) for stock option granted in 2005 and earlier and (b) $87,831 increase to rent expense to properly reflect the fair value of acquired operating leases assumed in connection with the FastChannel merger.  The Company recorded those adjustments in the fourth quarter of 2006.  We considered the impact of those adjustments to our previously issued quarterly financial statements and determined that they were immaterial as documented in our attached analysis on Appendix 1.

Although the actual amount of the adjustment was not material to any quarter, KPMG and the Company concluded that the audit adjustments were the result of a lack of effective controls in the areas of business combinations and stock compensation, which led us to conclude that the potential magnitude of the control deficiency could have resulted in material misstatement of our financial statements.

17.           In the last sentence under “Plans for Remediation,” you state “other than the foregoing initiatives,  there has been no change in our internal control over financial reporting.” Please remove the first part of this statement indicating that “there has been no change” in your internal controls over financial reporting. Instead, please state specifically that there were changes in your controls and procedures over financial reporting that occurred during your last fiscal quarter.

The referenced section has been amended to clarify our disclosure on internal controls.

18.           We note your references to independent and third party valuations in Notes 3, 6 and 19 to your financial statements. Please revise to delete these references or provide the name of the independent or third-party expert to whom you refer, and obtain and file consents required by Item 601(b)(23) of Regulation S-K. Also, please similarly revise future filings on Form 10-Q. Refer to Section 436(b) of Regulation C.

The referenced section has been amended to remove the references to third party valuations.

19.           Please file a revised report from your independent registered public accounting firm which refers to the standards, as opposed to the auditing standards, of the Public Company Accounting Oversight Board (United States). Refer to PCAOB Auditing Standard No.1.

A revised report from the Company’s independent public accounting firm has been filed.

20.           Please provide us with a reconciliation of depreciation and amortization to the aggregate depreciation and amortization amounts reflected in the consolidated statements of cash flows.

We have reconciled depreciation and amortization presented in the income statement to the aggregate depreciation and amortization amounts reflected in the consolidated statements of cash flows below.

The depreciation and amortization shown in our statement of cash flows includes all such costs incurred by the Company, including those classified within discontinued operations on our statement of operations.  A reconciliation is as follows (in thousands):

	2006	2005	2004

Depreciation and amortization within income from continuing operations	$8,563	$6,348	$5,143
Depreciation and amortization within income from discontinued operations	583	298	654
Depreciation and amortization as shown on our statement of cash flows	$9,146	$6,646	$5,797

We have amended Note 4 to include the depreciation and amortization related to discontinued operations.

21.           We note the “impairment of goodwill” and “impairment of fixed assets” line items in adjustments to reconcile net income (loss) to net cash provided by operating activities. Please disclose the information required by paragraph 47 of SFAS 142 with respect to the impairment of goodwill and present the goodwill impairment loss as a separate line item in the statements of operations or disclose that the impairment loss is classified within the results of discontinued operations. Please also disclose as applicable the information required by paragraph 26.a. or 47.b. of SFAS 144 with respect to the impairment of fixed assets.

The referenced section has been amended to clarify that goodwill impairment charges in 2005 and 2004 related to discontinued operations.   Additionally, we have added disclosure to Note 5 to address the impairment charges recognized in 2004.

22.           Please tell us the items and their amounts included in the “non-cash component of purchase price to acquire a business” line item for the year ended December 31, 2006 in the summary of non-cash financing activities.

We have reconciled the “non-cash component of purchase price to acquire a business” below.

The items and amounts included in “non-cash component of purchase price to acquire a business” are (in thousands):

Long-term debt and capital leases assumed in the acquisition	$8,557
Payables and other liabilities assumed in the acquisition	13,042
Capital stock issued to the shareholders of FastChannel	27,449
$49,048

23.           Reference is made to your disclosure on page 4 that your services include online creative research, media production and duplication, distribution, management of exiting advertisements and broadcast verification. Please disclose your revenue recognition policy for these services. Please also disclose your shipping terms or basis for recognizing product sales at the time of delivery to a common carrier. In addition, please explain to us how you account for arrangements under which you render multiple services, including how you determine whether the deliverables are separate units of accounting and how you measure and allocate consideration to the separate units of accounting. In your response, please discuss the principles and application of EITF 00-21.

The referenced section has been amended to reflect the requested disclosure relating to revenue recognition. We offer a suite of services to our customers based on a rate card, or menu of services, from which customers may select from time to time.  All services are contracted and sold on a stand-alone basis.  As we receive orders from our customers, the services are usually performed within hours of receiving the order, and there is generally no undelivered element of the order.  We do occasionally receive orders from customers that combine our distribution and production services, for example, to perform editing on a particular advertisement, and then distribute it to TV stations.  In those instances, we defer revenue on the entire order until both elements are complete (which is generally the next day).  Distribution and production services account for approximately 93% of our total revenue.

As part of our ancillary services, we sell access to our online creative research database, which is billed to customers on a per-user, per-month basis at a standard rate, which generally does not vary by customer, and accounts for approximately 5.5% of our total annual revenue.  Similarly, we provide physical and electronic storage of media content on a per-element basis which generally does not vary by customer, and accounts for approximately 1.3% of our total annual revenue.  We have considered EITF 00-21 and determined that any undelivered elements in our revenue arrangements are being appropriately deferred at their fair values.

24.           Please disclose the effect on income from continuing operations, net income, cash flows and basic and diluted earnings per share as required by paragraph 84 of SFAS 123(R) or tell us why you do not believe these disclosures are applicable.

The referenced section has been amended to reflect disclosure relating to stock option plans and the related income statement impact.

25.           Please disclose the amount of the unrealized gain on your investment in Point.360 in accumulated comprehensive income. Refer to paragraph 19 of SFAS 115.

The referenced section has been amended to reflect the unrealized gain on the Point.360 investment.

26.           Please disclose the period for which the results of operations of FastChannel are included in your consolidated statements of operations, the basis for determining the value assigned to the securities issued and the factors that contributed to a purchase price that results in recognition of goodwill. Refer to paragraph 51 of SFAS 141.

The referenced section has been amended to reflect the requested information.

27.           Please disclose the aggregate amount of principal payments for each of the five succeeding years as required by paragraph 10.a. of SFAS 47.

The referenced section has been amended to reflect the aggregate amount of principal payments.

28.           We note your disclosure in Note 6 to the financial statements in Form 10-Q/A for the quarterly period ended June 30, 2007 that the credit facility disclosed in the last paragraph on page F-19 contained covenants including limitations on dividends. Please describe the restrictions on the payment of dividends in accordance with Rule 4-08(e) of Regulation S-X.

The referenced section has been amended to reflect the restrictions on payment of dividends.

29.           Please disclose the tax effect of each type of temporary difference that gives rise to a significant portion of deferred tax assets and liabilities. For example, please separately disclose any significant current temporary differences and the temporary differences related to non-deductible intangibles and fixed asset basis. Refer to paragraph 43 of SFAS 109.

The referenced section has been amended to reflect the additional disclosure on deferred taxes.

30.           Please provide us with a reconciliation of deferred income tax expense and benefits to the amounts disclosed in the consolidated statements of cash flows.

As requested, the following is a reconciliation of deferred income tax expense and benefits to the amounts disclosed in the statement of cash flows:

	2006	2005	2004

Provision (benefit) for income taxes (from continuing operations)	$2,378	$(768)	$1,728

Income tax expense/(benefit) (within discontinued operations)	(209)	572	(6,071)
Income tax benefit from discontinued loss on disposal	(465)
Current tax expense	(371)	(29)	(223)
Other	(36)	(1)	(112)

Deferred income taxes per cash flow statement	$1,297	$(226)	$(4,678)

We have determined that the change in “deferred income taxes” and “accounts payable and accrued liabilities” previously reported (5,153 and (8,044)), respectively, on our statement of cash flows had been calculated by inadvertently including the deferred tax balance recorded in acquisition accounting, thereby overstating both amounts by the amount of the opening deferred income tax balance.  As the total “net cash provided by operating activities” is unchanged, we consider this correction to be immaterial and we have added additional language indicating what the previously recorded amounts reported were. “Also, we have added additional language to the Form 10-K/A (Note 2 – Reclassifications) that indicates certain amounts in the statement of cash flows have been reclassified.”

31.           Please disclose that you gave retroactive effect to the reverse split. Refer to SAB Topic 4:C.

The referenced section has been amended to clarify that the presentation gives retroactive effect to the reverse stock split.

32.           Please disclose the compensation cost related to non-vested awards not yet recognized and the weighted-average period over which it is expected to be recognized. Refer to paragraph A240.h. of SFAS 123(R).

The referenced section has been amended to reflect the compensation expense yet to be recognized and the weighted-average period over which it is expected to be recognized.

33.           Please tell us why your computation of diluted earnings per share complies with the guidance in paragraph 15 of SFAS 128. In addition, please disclose for each year presented securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive. Refer to paragraph 40.c. of SFAS 128.

The referenced section has been amended to reflect the fact the Company has used income from continuing operations in determining whether those potential common shares are dilutive or antidilutive for the year ended December 31, 2006. The inclusion of “unrecognized compensation cost” in the dilutive computation causes the result to be antidilutive for all options and warrants.  Therefore, the Company does not have any potentially dilutive shares for such year because their inclusion would be antidilutive.

In addition, we have amended the Form 10-K to disclose securities that could potentially dilute earnings per share in the future that were not included in the computation because to do so would be antidilutive.

34.           Please describe the effect of any disposals of segments and unusual and infrequently occurring items, such as the write-off of loan origination fees, other than-temporary impairments of investments and impairments of goodwill and long-lived assets recognized in each quarter as well as the aggregate effect and nature of year-end or other adjustments which had a material affect on quarterly results. Refer to Item 302(a) of Regulation S-K.

The referenced section has been amended to reflect the effect of all unusual or infrequent items on the unaudited quarterly financial statements.

35.           Please disclose the number of shares of common stock issued in connection with the retirement of the Media DVX promissory note and the basis of its valuation.

The referenced section has been amended to reflect the number of shares issued in connection with the Media DVX transaction and the basis of valuation.

36.           We note that the additions charged to operations differ from the amounts of provisions for doubtful accounts disclosed in the consolidated statements of cash flows. Please advise or revise.

The amounts shown on Schedule II have been adjusted to remove activity related to discontinued operations, while amounts shown in our statement of cash flows reflect activity which includes discontinued operations.  A reconciliation is as follows:

	2006	2005	2004
Provision for doubtful accounts per cash flow statement	$806	$330	$275

Provision for doubtful accounts related to discontinued operations	17	(13)	13

Additions charged to operations, per Schedule II	$789	$343	$262

37.           Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required. Specifically, please revise to exclude your definition of “the Registrant” in line 1. Also, given that you provided a report on internal controls, please revise paragraph 4. to include the second half of the introductory sentence and subparagraph (b) as required by Item 601(b)(31)(i) of Regulation S-K.

The referenced Exhibits have been amended as requested.

Form 10-K/A for period ended December 31, 2006

38.           You indicate that management develops compensation plans by utilizing publicly available compensation data in the media services and technology industries. Please identify all the companies with which you are engaged in benchmarking compensation of your named executive officers. Further, identify the components of the peer company data that you used in your benchmarking and how this information assisted you in making your compensation decisions. See Item 402(b)(2)(xiv) of Regulation S-K.

The referenced section has been amended to reflect the requested disclosure surrounding compensation and the peer company data.

39.           We refer you to Securities Act Release 8732A, Section II.B.I. As noted in that section, the compensation and discussion analysis should be sufficiently precise to identify material differences in compensation policies for individual executive officers. Mr. Ginsburg’s salary is substantially higher than those of the other named executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

The referenced section has been amended to include an explanation of the reasons for the differences in the amounts of compensation awarded to the named executive officers.

40.           Please provide further analysis about how you determine the amount and, where applicable, the formula for each element of pay. See Item 402(b)(1)(v) of Regulation S-K.

The referenced section has been amended to include a further explanation of how executive compensation was determined.

41.           You have not provided quantitative disclosure of the financial and other operational goals that the compensation committee established for the performance-based cash bonus. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

The referenced section has been amended to include quantitative disclosure on the financial and operational goals the compensation committee used for cash bonuses.

42. Please discuss the extent to which the compensation committee can exercise or has exercised discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout under your performance-based cash bonus plan. For example, please explain why Mr. Nguyen received an additional bonus in 2006. See Item 402(b)(2)(vi) of Regulation S-K.

The referenced section has been amended to include disclosure on compensation committee discretion on to award compensation.

43.           Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee’s decisions regarding other compensation elements.

The referenced section has been amended to include disclosure on the change-in-control payments.

44.           Describe in further detail the procedures and policies you used in the review, approval and ratification of the guarantor agreement with Scott K. Ginsburg. See Item 404(b) of Regulation S-K.

The referenced section has been amended to included disclosure on the guarantor agreement approval and ratification.

Form-10Q/A for quarter ended March 31, 2007

45.           We note the restatement of your financial statements to correct your accounting for the settlement of the dispute with Pathfire. Please file a current report on Form 8-K under Item 4.02. Also, tell us when you recognized the liability settled in connection with your acquisition of Pathfire and how you recorded the estimated loss in your financial statements. If this liability related to the arbitration proceeding disclosed in Note 14 to your audited financial statements in Form 10-K, explain to us why the loss was not disclosed in accordance with paragraph 9 of SFAS 5.

The referenced section (Note 14 to Form 10-K/A) has been amended to include the disclosure required by paragraph 9 of SFAS 5.

The Company filed the referenced Form 10-Q/A within the time period established for the filing of a Form 8-K reporting information under Item 4.02.  The information included in this Form 10-Q/A reports the same information required pursuant to Item 4.02 of Form 8-K.  Therefore, pursuant to General Instruction B.3. of Form 8-K, the Company believes that a report on Form 8-K was not required.

With respect to the Media DVX liability settled during the same quarter as the closing of the Pathfire acquisition, both occurring in the quarter ended June 30, 2007, the Company initially recognized the liability in connection with the Company’s acquisition of Media DVX, Inc. in April 2005 with a corresponding increase to goodwill. The liability did not change from 2005 to the second quarter of 2007, at which time the Company initially eliminated the liability with a corresponding increase to other income in the second quarter of 2007 based on SFAS 141 paragraph 41 as the event was beyond the purchase allocation period for the Media DVX acquisition.

Subsequently in the third quarter of 2007, the Company determined the settlement of the Media DVX liability more properly should have been recognized as a component of the Pathfire purchase price consistent with the guidance in EITF 04-1, and therefore the Company restated its Form 10-Q for the quarter ended June 30, 2007 to reflect this accounting treatment by reducing goodwill and eliminating the gain previously recorded to other income.

46.           Please address the comments above in future filings on Form 10-Q as applicable.

The Company will reflect the referenced comments in future filings on Form 10-Q as applicable.

47.           It appears that you have not recognized technology-based intangible assets in the purchase price allocations on page 10. Please advise in detail in light of the guidance in paragraph 39 and Appendix A of SFAS 141.

The Company has reviewed the Staff’s comment regarding technology-based intangibles and includes the following response:

In certain acquisitions, an acquiring entity may decide not to use an acquired intangible asset to its fullest capabilities in the ongoing operations of the combined entity. There may be many reasons for this decision, including a determination that the acquired intangible asset is duplicative of or inferior to an existing intangible asset of the acquirer. Statement 141 does not address the measurement of acquired intangible assets that will not be used in the ongoing operations of the combined entity to their fullest capabilities. Paragraph B100 of Statement 141 does, however, indicate that “[t]he Board decided that this Statement should carry forward, without reconsideration, the general guidance in Opinion 16 for assigning amounts to assets acquired and liabilities assumed.”

Under Opinion 16, for acquired intangible assets that were not expected to be used to their fullest capabilities by the combined entity, practice frequently was to base measurement on the buyer’s intended use, resulting in (1) the measurement of no value if the acquired intangible asset was not to be used at all in the ongoing operations or (2) measurement of only value related to the period of expected use (which was generally shorter than the period the acquired intangible asset would be available for use).

While we understand that the SEC Staff is aware of and does not object at this time to the continuation under Statement 141 of the practice described above, the adoption of Statement 157 may affect fair value measurements of such assets. Specifically, Statement 157 introduces the notion of defensive value as a component of fair value in which an asset is not used by the holder but the holder prevents others’ access to that asset.

The Company intended to and has subsequently shut down both of FastChannel Network, Inc. technologies including (a) the digital distribution advertising network and (b) digital media verification network acquired through the merger with FastChannel Network, Inc. Accordingly, the Company properly accounted for the purchase accounting by allocating no value to the technology-based intangibles acquired.

48.           You state that you maintain a system of disclosure controls and procedures that are designed to ensure that information required to be disclosed by you is recorded, processed, summarized, and reported to management, including your chief executive officer and chief financial officer, in a timely manner. In future filings, please revise to state, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e).Please also confirm to us that the inclusion of the full definition of disclosure controls and procedures would not affect your conclusion on the effectiveness of your disclosure controls and procedures.

In future filings, the Company will revise the referenced disclosure to state that its disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  The Company confirms that the inclusion of the full definition of disclosure controls and procedures would not affect our conclusion on the effectiveness of our disclosure controls and procedures.

          Form 8-K filed 10/2/07

49.           Please provide us with the significance test you performed to determine that none of the conditions specified in Rule 1-02(w) of Regulation S-X exceeds 20 percent.

The Company completed a significance test and determined that none of the conditions specified in Rule 1-02(w) of Regulation S-X exceeds 20 percent as calculated based on Rule 3.05(b)(3) of Regulation S-X.  Please see detail calculations attached as Appendix 2.

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (214)999-4645.

Very truly yours,

/s/ David R. Earhart

David R. Earhart

CC: Omar Choucair

DG FastChannel, Inc.                                                                                                                                         Appendix 1

Summary of Audit Adjustments in 2006

December 31, 2006

	Dr. /(Cr.)				Quarterly Profile of Adjustments to Income Statement
	Income Stmt	Assets	Liabs	Equity	Q1	Q2	Q3	Q4
Stock comp expense	41,220				10,305	10,305	10,305	10,305
APIC				(41,220)
(to record additional expense related to change in volatility rate)

Deferred rent			400,925
Rent expense	87,831					12,547	37,642	37,642
Goodwill		(488,756)
(to record deferred rent at its fair value as of the acquisition date)

Totals	129,051	(488,756)	400,925	(41,220)	10,305	22,852	47,947	47,947

Tax Effect					4,225	9,369	19,658	19,658

After Tax Impact					6,080	13,483	28,289	28,289

Net income (loss) reported in quarter					750,000	1,092,000	(4,480,000)	1,989,000

%					0.8%	1.2%	-0.6%	1.4%

DG FastChannel, Inc.

Significance Tests under Rule 305                                                                                                 Appendix 2

Acquired Company - GTN, Inc.

For Fiscal Year Ended 2006

Test	Formula	Actual		Proforma (1)

Assets	GAAP Purchase Price	11,500	7%	11,500	5%
	Registrants Assets	175,583		241,515

Investment	Total Assets Acquired	12,206	7%	12,206	5%
	Registrants Assets	175,583		241,515

Income	Loss before income taxes from continuing ops of acquired entity	1,038	38%	1,038	18%
	Loss before income taxes from continuing ops of Registrant	2,757		5,702

Footnote

(1) Proforma Registrants’ data was obtained from the Registrant’s Form S-4 filed June 8, 2007, as amended on June 27, and July 11, 2007 under the caption "Unaudited Pro Forma Condensed Combined Financial Information."